

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc.

Statements of Financial Condition and Report of Independent Registered Accounting Firm

December 31, 2023 and 2022



Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
December 31, 2023 and 2022

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 2

Notes to Financial Statements 3



certified public accountants, consultants and advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
 of Support Services Financial Advisors, Inc.
 dba CHA Financial Advisors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statements of financial condition of Support Services Financial Advisors, Inc., dba CHA Financial Advisors, Inc. ("SSFA") as of December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of SSFA as of December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SSFA's management. Our responsibility is to express an opinion on SSFA's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SSFA in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

JDS Professional Group

We have served as SSFA's auditor since 2018.

Englewood, Colorado
February 26, 2024

Members:
American Institute of Certified Public Accountants • *Colorado Society of Certified Public Accountants*
10303 E. Dry Creek Road, Suite 400 • Englewood, CO 80112 • 303 771 0123 • 303 771 0078 fax

www.jdscpagroup.com

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Statements of Financial Condition
December 31, 2023 and 2022

Assets

	2023	2022
Cash and cash equivalents	$ 182,453	$ 158,304
Trade accounts receivable	76,863	42,160
Prepaid expenses	11,274	11,141
Deferred tax asset	1,271	3,387
Total assets	$ 271,861	$ 214,992

Liabilities and Stockholder's Equity

Liabilities

	2023	2022
Accounts payable	$ 1,595	$ 687
Payable to related parties	10,532	15,087
Accrued expenses	37,285	46,867
Total liabilities	49,412	62,641

Stockholder's Equity

	2023	2022
Common stock	5,000	5,000
Paid-in capital	81,893	81,893
Retained earnings	135,556	65,458
Total stockholder's equity	222,449	152,351
Total liabilities and stockholder's equity	$ 271,861	$ 214,992

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2023 and 2022

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc. (SSFA) is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of Support Services, Inc. dba CHA Shared Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association (CHA), a non-profit organization.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Basis of Accounting

The financial statements of SSFA have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statements of cash flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents. At December 31, 2023 and 2022 there were no cash equivalents.

Allowance for Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Accrued Expenses

Accrued expenses include vacation that SSFA's employees have earned but not yet taken as of year-end.

Fair Value Measurements

The carrying amount reported in the statements of financial condition for cash and cash equivalents, trade accounts receivable, prepaid expenses, accounts payable, payable to related parties, and accrued expenses, approximate fair value because of the immediate or short-term maturities of these financial instruments.

Income Taxes

SSFA follows *Accounting for Uncertainty in Income Taxes*, which requires SSFA to determine whether a tax position (and the related tax benefit) is more-likely-than-not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. During the years ended December 31, 2023 and 2022, SSFA's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition or which may have an effect on its tax-exempt status.

SSFA's parent company, SSI, uses the asset and liability method as identified in the *Accounting for Income Taxes* accounting standard.

SSFA is no longer subject to U.S. federal tax audits on its Form 1120 by taxing authorities for fiscal years through 2020. SSFA is no longer subject to tax audits on its Colorado Form 112 by taxing authorities for fiscal years through 2019. The years subsequent to these years contain matters that could be subject to differing interpretations of applicable tax laws and regulations. Although the outcome of tax audits is uncertain, SSFA believes no issues would arise.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commissions on the brokerage of insurance products, advisory fees to retirement plans and marketing services provided to its Premier Partners. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

SSFA brokers various insurance products for members of CHA through contracts with insurance companies and sub-brokerage contracts with other insurance brokers. Commissions payments are received periodically based on the terms of the contract. SSFA has identified a single performance obligation which is distinct within the context of the contract. The performance obligation is considered to be satisfied at a point in time when the insurance policy is sold or renewed. Any fixed amounts are recognized on the date the insurance policy is sold or renewed and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, commission payments are based on premium payments by the policy holders. Although compensation rates are fixed and payment terms are identifiable, subsequent commission payments are considered to be variable consideration, which is deemed to be constrained due to SSFA's inability to reasonably predict a policy holder's decision to keep policies in place. Substantially all of the commissions recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Retirement Plan Services

SSFA provides ongoing investment services for retirement plans established by CHA members through an agreement with unrelated product providers or other broker dealers. Revenues and commissions are received periodically based on the terms of the contracts. SSFA has identified a single performance obligation which is distinct within the context of the contract. The performance obligation is satisfied at a point in time when the investment product is sold. Any fixed amounts are recognized on the date the investment product is sold and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, commission payments are derived from two sources. For certain retirement plans, commissions are earned at a fixed rate based on the amount of ongoing plan deposits and defined as writing commissions. For most retirement plans, commissions are earned based on fixed basis points applied upon assets under management and defined as retention assets commissions. Although compensation rates are fixed and payment terms are identifiable, subsequent commission payments are variable consideration, which is deemed to be constrained due to SSFA's inability to reasonably predict the market values of the investments and the investor activities. While revenues and commissions are recognized in the period that the product is sold and the performance obligation satisfied, substantially all writing and retention payments recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2023 and 2022

Premier Partners

SSFA has a marketing contract with a Premier Partner. Premier Partner fees are received annually at the beginning of the term of the contract. The consideration within the contract is fixed and there is no variable consideration. SSFA has identified multiple performance obligations which are distinct within the context of the contract. The Premier Partner fee is deferred when received and allocated to the specific performance obligations within the contract based upon services provided. SSFA recognizes revenue over time as the identifiable performance obligation is satisfied over the term of the contract. None of the Premier Partner fees recognized in the current period are related to performance obligations from prior periods. Additionally, at December 31, 2023 and 2022 there are no unsatisfied performance obligations.

Subsequent Events

SSFA has performed an evaluation of subsequent events through February 26, 2024, which is the date the financial statements were issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

Note 2: Common Stock

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

Note 3: Net Capital Requirements

SSFA is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2023 and 2022, SSFA had net capital of $177,536 and $132,272, respectively, which was $172,536 and $127,272, respectively, in excess of its required net capital of $5,000. SSFA's net capital ratio was 0.28 and 0.47 to 1, as of December 31, 2023 and 2022, respectively.

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2023 and 2022

Note 4:   Deferred Tax Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of SSFA's deferred tax assets as of December 31, 2023 and 2022, are as follows:

	2023	2022
Accrued compensation	$ 1,271	$ 3,387

Note 5:   Concentrations and Credit Risk

During the years ended December 31, 2023 and 2022, SSFA received 96% and 94%, respectively, of its commissions from three companies.

	Commissions	
	2023	2022
Company A	67%	74%
Company B	9%	12%
Company C	20%	8%
	96%	94%

At December 31, 2023 and 2022, SSFA had the following concentration of trade accounts receivable from two companies.

	Trade Accounts Receivable	
	2023	2022
Company A	58%	87%
Company B	2%	10%
Company C	40%	0%
	100%	97%

SSFA's cash demand deposits are held at one financial institution at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2023 and 2022, SSFA's deposits did not exceed this amount.

Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2023 and 2022

Note 6:   Related-party Transactions

SSFA is a wholly-owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business (business). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003 SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management, and technical services, as well as office space and equipment. SSFA does not have personnel but reimburses CHA as a contractor for actual personnel costs incurred by CHA on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI. During the years ended December 31, 2023 and 2022, SSFA paid CHA and SSI $485,207 and $400,965 under this arrangement, respectively. As of December 31, 2023 and 2022, amounts payable to CHA and SSI under this arrangement were $10,532 and $15,087, respectively. In addition, during the years ended December 31, 2023 and 2022, SSFA paid dividends to SSI in the amounts of $160,000 and $245,000, respectively.